Eurasian Minerals Inc.

NEWS RELEASE

EURASIAN MINERALS RECEIVES FINAL APPROVAL OF MERGER FROM THE TSX VENTURE EXCHANGE

Vancouver, British Columbia, August 21, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -Eurasian Minerals Inc. (“EMX” or the “Company”) is pleased to announce that on August 20, 2012, the TSX Venture Exchange granted its final approval with respect to the Company’s previously announced merger (the “Merger”) with Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). As a result of the Merger, BULM has become a wholly-owned subsidiary of EMX. The Merger was effective on Friday, August 17, 2012.

Under the terms of the merger agreement, BULM shareholders receive 0.45 of an EMX common share and US$0.11 in cash for each share of BULM common stock held. The value of the total Merger consideration paid to BULM shareholders is approximately US$36.9 million.

About Eurasian Minerals Inc.
EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in 11 countries on five continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Visit EMX’s website at www.EurasianMinerals.com for more information.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com